

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2018

Chaim Lebovits
President and Chief Executive Officer
Brainstorm Cell Therapeutics Inc.
1745 Broadway, 17th Floor
New York, NY 10019

  Re: Brainstorm Cell Therapeutics Inc.
    Registration Statement on Form S-3
    Filed June 29, 2018
    File No. 333-225995

Dear Mr. Lebovits:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christine Westbrook at 202-551-5019 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: Thomas B. Rosedale, Esq.